Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 23, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11418
Inflation Hedge Portfolio, Series 57
(the “Trust”)
CIK No. 2011034 File No. 333-278022

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure, “The Trust seeks above-average total return. The Trust is concentrated (i.e., invests 25% or more of Trust assets) in stocks of companies within each of the energy and materials sectors.” Please clarify whether the concentration includes the ETPs. The Staff notes that Commodities would not fit into the above description because they are not common stocks.

Response:The Trust notes that the referenced concentration disclosure refers to the Trust’s investments in common stocks.

2.The Staff notes the following disclosure, “The Trust is a professionally-selected unit investment trust which invests in ETFs which invest in real estate investment trusts ("REITs"), senior loans or government bonds, ETPs which invest in commodities, such as gold and silver, and in common stocks of agriculture companies, energy companies and materials companies (including precious metals and mining companies).”

(a) Please clarify whether senior loans or government bonds should be included, and, if so, describe the selection process.

Response:In accordance with the Staff’s comment, the Trust confirms that the disclosure has been revised as follows:

“The Trust is a professionally-selected unit investment trust which invests in (i) U.S. and foreign common stocks of agriculture companies, energy companies and materials companies (including precious metals and mining companies); (ii) ETFs which invest in real estate investment trusts ("REITs"), senior loans and government bonds; and (iii) ETPs which invest in commodities, such as gold and silver.”

Additionally, the selection process for the referenced Funds is outlined in the Portfolio Selection Process section.

(b) Please revise this disclosure to resolve the confusion caused by lumping “common stocks of agriculture companies” in with (and leading the list of) energy companies and materials companies since the portfolio is only concentrated as to the latter two.

Response:While the Trust is concentrated in the energy and materials sectors, it seeks to generally invest in common stocks of agriculture, energy, and materials companies. Therefore, the Trust believes the disclosure is appropriate and necessary for investor comprehension.

(c) The Staff suggests the paragraph be restructured to first address that the Trust concentrates at least 50% of the portfolio in the common stocks of companies in the energy and materials sectors, then address that for the remainder of the portfolio the Trust invests in common stocks of agriculture companies, REIT ETFs, commodity ETPs, and senior loans or government bonds.

Response:The Trust believes that the current disclosure is appropriate for investor comprehension. Additionally, the breakdown of the Trust’s portfolio is available in the Schedule of Investments.

3.The Staff notes the following disclosure, “The Common Stocks were selected by first examining the historical financial results of the stocks from the initial universe of agriculture, energy and materials companies.” Please clarify whether the Common Stocks are U.S.-only or can be U.S. or foreign securities.

Response:Please see the revised disclosure in response 2(a).

4.The Staff notes the following disclosure, “While not a part of the Trust's portfolio selection process, the Trust also invests in foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares) and companies with various market capitalizations, and through the Trust's investment in the Funds, the Trust has exposure to covenant-lite loans, foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares) and companies with various market capitalizations.” Please clarify whether the Common Stocks are U.S.-only or can be U.S. or foreign securities. If the Common Stocks are U.S. securities only, then please remove the reference to foreign securities.

Response:Please see the revised disclosure in response 2(a). Additionally, the Trust confirms that the referenced disclosure has been revised as follows:

“While not a part of the Trust's portfolio selection process, the Trust also invests in common stocks that are American Depositary Receipts, Global Depositary Receipts and New York Registry Shares and in companies with various market capitalizations, and through the Trust's investment in the Funds, the Trust has exposure to covenant-lite loans and companies with various market capitalizations.”

5.The Staff notes that the Portfolio Selection Process does not include parameters on the percentage of the portfolio that is common stocks, ETFs, and ETPs, or the percentage of the portfolio that will invest in the energy, materials, agriculture, REITs, commodities, and fixed income sectors. If these percentages are unknown until the portfolio is constructed, then indicate so and provide note to investors to see the Schedule of Investments for how the portfolio is ultimately constructed.

Response:The Trust believes that the current disclosure is appropriate for investor comprehension. Additionally, the breakdown of the Trust’s portfolio is available in the Schedule of Investments.

6.If any of the ETFs or ETPs that the portfolio invests in are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please include the conflict disclosure that was agreed upon in past filings.

Response:If the Trust has exposure to any ETFs or ETPs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon